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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Franz Wolf

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D	Page 2 of 18

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SUNBIRD LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,731,707*
8. Shared Voting Power 0
9. Sole Dispositive Power 10,731,707*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person (See Instructions) HC

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 3 of 18

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YIELDCARE LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,731,707*
8. Shared Voting Power 0
9. Sole Dispositive Power 10,731,707*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person (See Instructions) HC

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 4 of 18

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALTIMO HOLDINGS & INVESTMENTS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,731,707*
8. Shared Voting Power 0
9. Sole Dispositive Power 10,731,707*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person (See Instructions) HC

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 5 of 18

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Gibraltar

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,731,707*
8. Shared Voting Power 0
9. Sole Dispositive Power 10,731,707*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person (See Instructions) HC

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 6 of 18

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liechtenstein

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 10,731,707*
8. Shared Voting Power 0
9. Sole Dispositive Power 10,731,707*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 26.6%
14.	Type of Reporting Person (See Instructions) OO

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 7 of 18

Introductory Statement

This Amendment No. 13 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 13 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; Amendment No. 8 thereto, dated December 24, 2003; Amendment No. 9 thereto, dated August 19, 2004; Amendment No. 10 thereto, dated November 13, 2006; Amendment No. 11 thereto, dated December 6, 2006; and Amendment No. 12 thereto, dated June 27, 2007 (collectively, the “Initial Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined below) and certain other entities. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.

Item 1.	Security and Issuer

No changes.

Item 2.	Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.

This Amendment relates to the Shares of the Issuer held of record by Sunbird Limited. The agreement between the Reporting Persons relating to the joint filing of this Amendment is referenced as Exhibit A hereto.

SCHEDULE 13D	Page 8 of 18

The Reporting Persons

Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Sunbird is to function as a holding company. Current information concerning the identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands company with its principal address at the premises of Trident Trust Company (B.V.I.) Limited at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues

SCHEDULE 13D	Page 9 of 18

recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No changes.

Item 4.	Purpose of Transaction

No changes.

Item 5.	Interest in Securities of the Issuer

(a) Part (i) of Item 5(a) is hereby amended and restated in its entirety as follows: (i) Each of the Reporting Persons may be deemed to be the beneficial owner of the 10,731,707 Shares of the Issuer held directly by Sunbird (representing approximately 26.6% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 40,308,222 Shares issued and outstanding as of August 9, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed August 14, 2007. To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, and except as noted in Annex A hereto, which is incorporated herein by reference in response to this Item 5(a), none of the persons named in Item 2 beneficially owns any Shares.

The second paragraph of part (ii) of Item 5(a) is hereby amended and restated in its entirety as follows:

Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of Telenor, RTK, CIG, Cavendish, and First NIS Fund for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge, as of the date hereof, each of Telenor, RTK, CIG, Cavendish and First NIS Fund, respectively, may be deemed to beneficially own the following numbers of Shares: Telenor—7,369,972 (18.2% of the Issuer); RTK—4,024,067 (10.0% of the Issuer); CIG—2,166,405 (5.4% of the Issuer); Cavendish—1,845,769 (4.6% of the Issuer) and First NIS Fund—723,906 (1.8% of the Issuer).

SCHEDULE 13D	Page 10 of 18

To the best of the Reporting Persons’ knowledge, as of the date hereof, Telenor, RTK, CIG, Cavendish, First NIS Fund, and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 26,821,826 Shares (66.5% of the Issuer). These percentages are calculated on the basis of the Issuer having 40,308,222 Shares issued and outstanding. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by Telenor, RTK, CIG, Cavendish, or First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by Telenor, RTK, CIG, Cavendish, or First NIS Fund.

(b) No changes.

(c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past sixty days by any of the persons named in response to Item 2.

(d) No changes.

(e) No changes.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following: On October 19, 2007, Sunbird and Alfa-Bank executed (i) a further amendment to the Loan Agreement pursuant to which Alfa-Bank agreed to lend to Sunbird up to an additional $154,000,000, for a total amount of $380,000,000 (“Amendment No. 2 to the Loan Agreement”), and (ii) a further amendment to the Pledge Agreement pursuant to which the Pledge Agreement was amended to provide that the Shares of the Issuer pledged by Sunbird to Alfa-Bank under the Pledge Agreement would secure the total amount owed by Sunbird to Alfa-Bank under the Loan Agreement as amended by Amendment No. 2 to the Loan Agreement (“Amendment No. 2 to the Pledge Agreement”). A copy of the Amendment No. 2 to the Loan Agreement and Amendment No. 2 to the Pledge Agreement are attached hereto as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference. The foregoing description of Amendment No. 2 to the Loan Agreement and Amendment No. 2 to the Pledge Agreement do not purport to be complete and are qualified in their entirety by the terms of Amendment No. 2 to the Loan Agreement and Amendment No. 2 to the Pledge Agreement, respectively, which are incorporated herein by reference.

SCHEDULE 13D	Page 11 of 18

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 12 of 18

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

October 26, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

YIELDCARE LIMITED

October 26, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

ALTIMO HOLDINGS & INVESTMENTS LTD.

October 26, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

SCHEDULE 13D	Page 13 of 18

CTF HOLDINGS LIMITED

October 26, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

October 26, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 14 of 18

ANNEX A

Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides, Director (Cyprus)	Chartered Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Herodotou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Raouna, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

SCHEDULE 13D	Page 15 of 18

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow Russia

Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 16 of 18

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OAO “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OAO Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Director General, OAO “Russian Technologies”	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, 119019 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X5 Retail Group N.V.	3 Red Square, 109012 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

Leonid Reznikovich, Director (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

SCHEDULE 13D	Page 17 of 18

Alexander Savin, Director (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a) None of the above persons hold any Shares of the Issuer.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares of the Issuer.

SCHEDULE 13D	Page 18 of 18

EXHIBIT INDEX

Exhibit A Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation, incorporated herein by reference to Exhibit A to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit B Amendment No. 2 to the Loan Agreement, dated October 19, 2007, between Sunbird Limited and OAO “Alfa-Bank”.

Exhibit C Amendment No. 2 to the Pledge Agreement, dated October 19, 2007, between Sunbird Limited and OAO “Alfa-Bank”.

Exhibit D A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Sunbird Limited, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit E A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Yieldcare Limited, incorporated herein by reference to Exhibit E to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit F A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, dated July 4, 2007.

Exhibit B

Additional Agreement

to USD Loan AGREEMENT No 100130

of November 28, 2006

Moscow	October 19, 2007

This Additional Agreement to USD Loan Agreement No 100130 of November 28, 2006 (“the Agreement”) is made by and between OPEN JOINT-STOCK COMPANY ‘ALFA BANK” (OGRN 1027700067328), hereinafter referred to as “the Creditor”, represented by its Deputy Chairman of the Management Board V.V. Tatarchuk acting on the basis of Power of Attorney No 11/2209 of October 15, 2007, of the one party, and Sunbird Ltd. (Cyprus), hereinafter “the Borrower”, represented by Directors Ms. Stella Herodotou and Mr. Charalambos Michaelides, acting on the basis of the Charter, of the other party, hereinafter collectively referred to as “the Parties”:

1. The Parties agree that clause 1.1 of the Agreement shall read as follows:

“1.1. The Lender shall grant to the Borrower a loan in the amount of USD 380,000,000.00 (Three hundred and eighty million), hereinafter referred to as “the Loan”, following the procedure and on terms and conditions set forth in this Agreement.

The loan shall be provided in three disbursements in accordance with the following schedule:

Granting date	Amount (USD)
November 28, 2006	195,000,000.00
June 20, 2007	31,000,000.00
October 19, 2007	154,000,000.00

The Borrower agrees to repay the loan in installments in accordance with the following schedule:

Repayment date	Amount (USD)
November 30, 2007	154,000,000.00
May 28, 2008	226,000,000.00

The purpose for granting the Loan shall be replenishment of working capital.”

2. The Parties agree that clause 1.5 of the Agreement shall read as follows:

“1.5. The Borrower shall pay the Lender interest for using the Loan (hereinafter – “interest”) at the rate of nine point seventy-five percent (9.75%) per annum for the period from November 28, 2006 to October 18, 2007 (inclusive), at the rate of ten point thirty-eight percent (10.38%) per annum for the period from October 19, 2007 to November 30, 2007 (inclusive), at the rate of nine point seventy five percent (9.75%) per annum for the period from December 1, 2007 to the date of Loan repayment in full, but not later than the Loan repayment date specified by clause 1.1 hereof.”

3. The Parties agree to add the following paragraph to clause 1.2 of the Agreement:

“The Borrower shall pay a commission for maintenance of the loan account in the amount of zero point forty-one percent (0.41%) of the debt amount under the Agreement as at October 20, 2007. The Borrower agrees to remit the commission to the account set forth in clause 7 of the Agreement by November 26, 2007.”

4. In all the other matters, the Parties shall be guided by the terms of the Agreement.

5. This Additional Agreement becomes effective on the date of its execution by the authorized representatives of the Parties.

4. This Additional Agreement shall be an integral part of the Agreement.

5. This Additional Agreement is made in three (3) counterparts, one for the Borrower, and two for the Lender, all counterparts having equal legal force and effect.

SIGNATURES OF THE PARTIES

LENDER	BORROWER
Deputy Chairman of the Management Board OAO “ALFA-BANK”	Director Sunbird Ltd.

/s/ V.V. Tatarchuk (V.V. Tatarchuk)	/s/ Stella Herodotou (Stella Herodotou)

Deputy Chief Accountant OAO “ALFA-BANK”	Director Sunbird Ltd.

s/ N. G. Podgorbunskaya (N. G. Podgorbunskaya) locus sigilli	/s/ Charalambos Michaelides (Charalambos Michaelides) locus sigilli

Exhibit C

AMENDMENT NO. 2 TO THE

PLEDGE AGREEMENT

THIS AMENDMENT NO. 2 TO THE PLEDGE AGREEMENT (this “Amendment”), dated as of 19 of October, 2007, is made by Sunbird Limited, a company organized and existing under the laws of Cyprus (the “Pledgor”), and Open Joint-Stock Company “ALFA-BANK”, an open joint stock company organized and existing under the laws of the Russian Federation (the “Pledgee”).

PRELIMINARY STATEMENTS:

(1)    The Pledgor owns 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of common stock, par value $0.01 per share of Golden Telecom, Inc., a Delaware corporation (the “Common Stock”).

(2)    The Pledgee, as lender, and Pledgor, as borrower, have entered into a loan agreement, dated November 28, 2006, as amended on June 20, 2007 (the “Existing Loan Agreement”), pursuant to which the Pledgee has provided a loan in the amount of $226 million to the Pledgor.

(3)    Pursuant to a Pledge Agreement dated November 28, 2006, between the Pledgee and the Pledgor, as amended by the terms of the pledge agreement amendment agreement dated June 20, 2007, (the “Existing Pledge Agreement”), the Pledgor has agreed to pledge 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of the Common Stock (the “Pledged Shares”) to the Pledgee to secure the Pledgor’s obligations under the Existing Loan Agreement.

1

(4)    Pursuant to a further amendment to the Existing Loan Agreement, dated on or about the date hereof, between the Pledgee, as lender, and the Pledgor, as borrower, the Pledgee has agreed to increase the loan provided under the Existing Loan Agreement by $154 million to a total loan amount of $380 million (the Existing Loan Agreement as so amended the “Second Amended Loan Agreement”).

(5)    The Pledgor and the Pledgee have agreed to further amend the Existing Pledge Agreement to provide that the security granted thereunder applies to total amount of the loan provided under the Second Amended Loan Agreement.

STATEMENT OF AGREEMENT:

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and Pledgee hereby agree as follows:

SECTION 1. Definitions.

(a) Capitalized terms not defined in this Amendment shall have the meaning given to them in the Existing Pledge Agreement.

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SECTION 2. Amendments. The Existing Pledge Agreement is hereby amended as follows:

(a) From and after the date hereof all references in the Existing Pledge Agreement to the “Amended Loan Agreement” or to the “Loan Agreement” shall mean the Second Amended Loan Agreement.

(b) In Section 20 of the Existing Pledge Agreement, the words “in the Loan Agreement” shall be deleted and replaced with the words “in the Amended Loan Agreement”.

SECTION 3. Notices under the Shareholders Agreement. Within three (3) Business Days of the execution of this Amendment, the Pledgor shall deliver to each of the other shareholder parties to the Shareholders Agreement, pursuant to Section 4.8(a) of the Shareholders Agreement, (i) written notice of this Amendment to the Existing Pledge Agreement, which notice shall set forth the identity of the Pledgee, the amounts and terms of the Amendment No. 2 to the Loan Agreement being secured by this Amendment, and the number of Pledged Shares, and (ii) a copy of this Amendment and the Existing Pledge Agreement.

SECTION 4. Cyprus Registration Requirement. The Pledgor shall, at its own expense, to the extent necessary or desirable under Cyprus law, cause the registration of the amended pledge created by this Amendment with the Registrar of Companies in Cyprus and provide the Pledgee with a document confirming that such registration has been duly obtained, apostiled and accompanied by a translation into Russian and certified by Russian notary public, within 42 days following date of this Amendment.

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SECTION 5. Miscellaneous.

(a) Except as expressly amended by this Amendment, the Existing Pledge Agreement is in all respects ratified and confirmed and the terms, provisions, and conditions thereof are and shall remain in full force and effect. From and after the date hereof all references in the Existing Pledge Agreement to “this Agreement” shall mean such pledge agreement dated November 28, 2006, as amended by the terms of the pledge agreement amendment agreement dated June 20, 2007, and as further amended by this Amendment.

(b) This Amendment shall be governed by the laws of the State of New York, without reference to any conflicts of laws that would direct the application of the laws of any other jurisdiction.

(c) The provisions of Sections 15 and 19 of the Existing Pledge Agreement shall be deemed to apply to this Amendment as if set out in full herein.

(d) This Amendment may be executed in two or more counterparts, and by the parties hereto on different counterparts; each counterpart will be considered an original but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Amendment to be duly executed and delivered by their respective duly authorized representatives as of the date first above written.

SUNBIRD LIMITED

By:	/s/ C. Michaelides
Name:	C. Michaelides
Title:	Director, Sunbird Limited

By:	/s/ S. Herodotou
Name:	S. Herodotou
Title:	Director, Sunbird Limited

OAO ALFA-BANK

By:	/s/ V.V. Tatarchuk
Name:	V.V. Tatarchuk
Title:	Deputy Chairman of the Executive Board, OAO “ALFA-BANK”

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Exhibit F

# POWER OF ATTORNEY

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Crown Finance Foundation, registered at "Am Schrägen Weg 14, FL-9490 Vaduz" represented by Dr. Norbert Seeger, Attorney-at-Law, Vaduz, and Dr. Christian Zangerle, Vaduz, with joint signature right by two, herewith empowers

> Mr. Franz Thomas Alexander Wolf, holder of Passport No. 2478487411 of the Federal Republic of Germany, issued on March 24, 2006 by Bezirksamt Lichtenberg von Berlin
>
> to sign on behalf of Crown Finance Foundation reports to be filed with the United States Security and Exchange Commission under the Securities Exchange Act of 1934.

Die Echtheit der Unterschrift des Herrn Dr. Norbert SEEGER, Rechtsanwalt, FL-9490 Vaduz, wird bestätigt.
Fürstl. Liechtenstein. Landgerichtskanzlei
Vaduz, den
Malk Schädler
Urkundsperson
04. Juli 2007

This Power of Attorney is valid until 31st July 2008.

Vaduz, 4 July 2007

CROWN FINANCE FOUNDATION

| | |
|---|---|
| ..................................... | ..................................... |
| (Dr. Norbert Seeger) | (Dr. Christian Zangerle) |

Die Echtheit der Unterschrift
des/der Zangerle Christian
geb. am: 28.12.56
Malk Schädler
Urkundsperson
04. Juli 2007

FÜRSTENTUM LIECHTENSTEIN GEBÜHRENQUITTUNG 20.-

FÜRSTLICHES LANDGERICHT